Exhibit 99.1

Wellchange Holdings Company Limited Announces Full Exercise of Underwriters’ Over-Allotment Option

HONG KONG, Oct. 17, 2024 (GLOBE NEWSWIRE) -- Wellchange Holdings Company Limited (the “Company” or “Wellchange”) (Nasdaq: WCT), an enterprise software solution services provider headquartered in Hong Kong, today announced that the underwriters of its previously announced initial public offering (the “Offering”) have exercised their over-allotment option in full to purchase an additional 165,000 ordinary shares at the public offering price of US$4.00 per share, resulting in additional gross proceeds of $660,000. After giving effect to the full exercise of the over-allotment option, the total number of ordinary shares sold by Wellchange in the public offering increased to 1,265,000 ordinary shares and the gross proceeds increased to approximately $5.06 million, before deducting underwriting discounts and offering expenses payable by the Company. The option closing date was October 17, 2024.The Company also issued the representative of the underwriters warrants to purchase up to 5,775 Ordinary Shares. The Ordinary Shares had begun trading on the Nasdaq Capital Market on October 2, 2024, under the ticker symbol “WCT.”

Net proceeds from the Offering will be used by the Company for enhancing its service capacity by improving core software technologies and expanding its SaaS platform, marketing and branding efforts through offline and online campaigns, and for international expansion, including establishing operations in the United States and Australia and pursuing strategic mergers, acquisitions, or investments, as well as for general working capital and corporate purposes.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC is acting as the lead underwriter and Revere Securities LLC is acting as co-underwriter for the Offering. Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-276946), as amended, and was declared effective by the SEC on September 30, 2024. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022, or by calling (212) 393-4500. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited
Shek Kin Pong, CEO
Email: Power@wchingtech.com